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ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-65759

SEC MAIL RECEIVED PROCESSING
FEB 2 3 2007
WASH. D.C. 186 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/06_____ AND ENDING _____12/31/06_____ K

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEIDMAN PRIVATE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O BDO SEIDMAN, LLP 520 KIRKLAND WAY, STE 300

KIRKLAND	WA	98083
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
VICTORIA K. SERLES   (425) 822-6557

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PETERSON SULLIVAN, PLLC

(Name – if individual, state last, first, middle name)

601 UNION ST, STE 2300	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e)(2)

SEC 1410 (06.02)

OATH OR AFFIRMATION

I, _____Victoria K. Serles_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Seidman Private Securities, LLC_____, as of _December 31_, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President SPS LLC
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Not Applicable)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Not Applicable)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not Applicable)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Not Applicable)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Not Applicable)

** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).

X (O)   INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

*   RESERVE REQUIREMENT IS NOT APPLICABLE



SEIDMAN PRIVATE SECURITIES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2006

CONTENTS



PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Member
Seidman Private Securities, LLC
Kirkland, Washington

We have audited the accompanying statement of financial condition of Seidman Private Securities, LLC as of December 31, 2006, and the related statements of operations, member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seidman Private Securities, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan PLLC

February 3, 2007

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Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

SEIDMAN PRIVATE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Cash	$	89,385
Deposits		2,012
	$	91,397

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable	$	4,867
Due to member		19,938
Subordinated loans		300,000
Total liabilities		324,805
Member's Equity		(233,408)
	$	91,397

See Notes to Financial Statements

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SEIDMAN PRIVATE SECURITIES, LLC

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006

Revenue		
Fee income	$	24,591
Expenses		
Professional fees		33,382
Salaries and related costs		25,500
Interest expense		21,000
Regulatory fees		14,265
Rent expense		4,800
Insurance		4,848
Communication		2,100
Office expense and other		132
		106,027
Net loss	**$**	**(81,436)**

SEIDMAN PRIVATE SECURITIES, LLC

STATEMENT OF MEMBER'S EQUITY

For the Year Ended December 31, 2006

Balance, December 31, 2005	$	(257,097)
Capital contributions		105,125
Net loss		(81,436)
Balance, December 31, 2006	$	(233,408)

SEIDMAN PRIVATE SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2006

Cash Flows from Operating Activities		
Net loss	$	(81,436)
Adjustments to reconcile net loss to cash flows from operating activities		
Change in operating assets and liabilities		
Due to/from Member		69,659
Deposits		(704)
Accounts payable		4,867
Net cash flows from operating activities		(7,614)
Cash Flows from Financing Activity		
Contributions received from Member		50,000
Increase in cash		**42,386**
Cash, beginning of year		46,999
Cash, end of year	$	89,385

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Seidman Private Securities, LLC is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. The primary business of the Broker/Dealer Firm is offering investment management to high net-worth clients.

As a limited liability company (or LLC), the Member's liability is generally limited to contributions made to the LLC.

All of the total fee income was earned from one company in 2006.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash

Cash consists of cash in banks.

Income Taxes

The Company is owned by a single Member. Accordingly, it is disregarded for income tax purposes. Instead, its items of income, loss, deduction, and credit are passed through to its Member-owner in computing its tax liabilities.

Note 2. Related Party Transactions

The Company is 100% owned by one Member and shares office space and various office expenses with this Member. During 2006, expenses charged to the Company by the Member were $32,400.

During 2006, an amount due to the Member of $55,125 was forgiven by the Member and was reclassified as a capital contribution.

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Note 3. Subordinated Loans

The subordinated loans are due to the Member. The loans are unsecured and bear interest at 7%. They are due on December 31, 2009, and are subordinated to all other claims of creditors. Interest expense incurred on these loans in 2006 was $21,000 of which $15,750 was forgiven by the Member and has been reclassified as a past capital contribution discussed in Note 2.

Note 4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $5,000. At December 31, 2006, the Company had computed net capital of $64,580 which was in excess of the required net capital level by $59,880. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2006, the Company's ratio of aggregate indebtedness to net capital was 0.38 to 1.

SUPPLEMENTARY INFORMATION

SEIDMAN PRIVATE SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2006

COMPUTATION OF NET CAPITAL

Member's equity	$	(233,408)
Liabilities subordinated to claims of general creditors		300,000
Deductions		
Other assets		(2,012)
Net capital		64,580
Minimum net capital		5,000
Excess net capital	$	59,580

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$	4,867
Due to member		19,938
Total aggregate indebtedness	$	24,805

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Percentage of aggregate indebtedness to net capital		38%
Ratio of aggregate indebtedness to net capital		0.38 to 1

Seidman Private Securities, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(1).

SEIDMAN PRIVATE SECURITIES, LLC

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER
THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE
AUDITED COMPUTATION OF NET CAPITAL
December 31, 2006

Net capital per the broker's unaudited Focus Report, Part IIA, and net capital as recalculated	$	69,447
Adjustments		
Increase in professional fees due to audit adjustments		(4,867)
Net capital as audited	$	64,580

SEIDMAN PRIVATE SECURITIES, LLC

SCHEDULE III
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2006

There were no changes in liabilities subordinated to claims of general creditors for the year ended December 31, 2006.

Balance, December 31, 2005 and 2006	$ 300,000



PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
Seidman Private Securities, LLC
Kirkland, Washington

In planning and performing our audit of the financial statements of Seidman Private Securities, LLC ("the Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, and

3. Obtaining and maintaining physical possession or control of all fully-paid and excess margin securities of customers as required by Rule 15c3-3.

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Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a significant deficiency (which is a control deficiency, or a combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control), or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specific parties.

Peterson Sullivan PLLC

February 3, 2007

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END